083-00006

DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT



INTERIM FINANCIAL REPORT

At 30 JUNE 2010

(UNAUDITED)

dw 10/13

Table of contents

Income statement	2
Statement of comprehensive income	3
Statement of financial position	4
Statement of changes in equity	5
Statement of cash flows	6
Explanatory notes	7

Income statement

For the six months ended 30 June 2010 (unaudited) and 30 June 2009 (unaudited)

	Quarter to 30 June 2010 € million	**Year to date 30 June 2010 € million**	Quarter to 30 June 2009 € million	Year to date 30 June 2009 € million
Interest and similar income				
From Banking loans	**160**	**310**	156	347
From fixed-income debt securities and other interest	**17**	**36**	70	175
Interest expense and similar charges	**(22)**	**(50)**	(88)	(208)
Net interest income	**155**	**296**	**138**	**314**
Net fee and commission income	**6**	**10**	2	3
Dividend income	**21**	**21**	22	22
Net gains/(losses) from share investments at fair value through profit or loss	**133**	**207**	(166)	(380)
Net (losses)/gains from available-for-sale share investments	**(45)**	**(43)**	25	(134)
Net losses from Treasury investments	**-**	**-**	(7)	(9)
Net gains from dealing activities at fair value through profit or loss	**19**	**32**	46	34
Foreign exchange movement	**1**	**1**	1	1
Fair value movement on non-qualifying and ineffective hedges	**(47)**	**(62)**	(13)	85
Provisions for impairment of Banking loan investments	**10**	**10**	(218)	(354)
Provisions for impairment of Treasury loan investments	**(15)**	**(10)**	(8)	(14)
General administrative expenses	**(56)**	**(108)**	(55)	(105)
Depreciation and amortisation	**(5)**	**(11)**	(4)	(8)
Net profit/(loss) for the period	**177**	**343**	**(237)**	**(545)**
Transfers of net income approved by the Board of Governors	**(150)**	**(150)**	(30)	(165)
Net profit/(loss) after transfers of net income approved by the Board of Governors	**27**	**193**	**(267)**	**(710)**
Attributable to:				
Equity holders	**27**	**193**	**(267)**	**(710)**

Statement of comprehensive income

For the six months ended 30 June 2010 (unaudited) and 30 June 2009 (unaudited)

	Quarter to 30 June 2010 € million	**Year to date 30 June 2010 € million**	Quarter to 30 June 2009 € million	Year to date 30 June 2009 € million
Net profit/(loss) after transfers of net income approved by the Board of Governors	**27**	**193**	**(267)**	**(710)**
Other comprehensive (expense)/income				
Available-for-sale financial assets	**(309)**	**6**	159	(12)
Cash flow hedges	**22**	**25**	26	41
Total comprehensive (expense)/income	**(260)**	**224**	**(82)**	**(681)**
Attributable to:				
Equity holders	**(260)**	**224**	**(82)**	**(681)**

Statement of financial position

At 30 June 2010 (unaudited) and 31 December 2009 (audited)

	€ million	**30 June 2010 € million**	€ million	31 December 2009 € million
Assets				
Placements with and advances to credit institutions	**4,863**		3,247	
Debt securities				
At fair value through profit or loss	**466**		222	
Available-for-sale	**1,718**		1,012	
Held-to-maturity	**1,018**		1,239	
	3,202		2,473	
Collateralised placements	**1,233**		1,171	
		9,298		6,891
Other financial assets				
Derivative financial instruments	**3,478**		2,538	
Other financial assets	**932**		483	
		4,410		3,021
Loan investments				
Treasury portfolio				
Loans	**5,443**		5,484	
Less: Provisions for impairment	**(193)**		(163)	
	5,250		5,321	
Banking portfolio				
Loans	**14,476**		13,125	
Less: Provisions for impairment	**(790)**		(719)	
	13,686		12,406	
		18,936		17,727
Share investments				
Banking portfolio				
Share investments at fair value through profit or loss	**2,430**		2,279	
Available-for-sale share investments	**2,493**		2,455	
	4,923		4,734	
Treasury portfolio				
Available-for-sale share investments	**58**		57	
		4,981		4,791
Intangible assets		**49**		53
Property, technology and office equipment		**39**		39
Paid-in capital receivable		**18**		17
Total assets		**37,731**		32,539
Liabilities				
Borrowings				
Amounts owed to credit institutions	**2,262**		2,129	
Debts evidenced by certificates	**22,433**		17,715	
		24,695		19,844
Other financial liabilities				
Derivative financial instruments	**670**		803	
Other financial liabilities	**625**		377	
		1,295		1,180
Total liabilities		**25,990**		21,024
Members' equity				
Subscribed capital	**20,793**		19,794	
Callable capital	**(14,596)**		(14,596)	
Paid-in capital		**6,197**		5,198
Reserves and retained earnings		**5,544**		6,317
Total members' equity		**11,741**		11,515
Total liabilities and members' equity		**37,731**		32,539

Statement of changes in equity for the six months ended 30 June 2010 (unaudited) and 30 June 2009 (unaudited)

For the period ended 30 June 2010	Subscribed capital € million	Callable capital € million	Available-for-sale financial assets € million	Cash flow hedges € million	Retained earnings € million	Total equity € million
At 31 December 2008	19,794	(14,596)	495	(52)	6,109	11,750
Total comprehensive expense for the period	-	-	(12)	41	(710)	(681)
Internal tax for the period	-	-	-	-	2	2
At 30 June 2009	19,794	(14,596)	483	(11)	5,401	11,071
At 31 December 2009	19,794	(14,596)	1,130	(15)	5,202	11,515
Total comprehensive expense for the period	-	-	6	25	193	224
Internal tax for the period	-	-	-	-	2	2
Issuance of paid-in shares	999	-	-	-	(999)	-
At 30 June 2010	**20,793**	**(14,596)**	**1,136**	**10**	**4,398**	**11,741**

Statement of cash flows for the six months ended 30 June 2010 (unaudited) and 30 June 2009 (unaudited)

	€ million	Period to 30 June 2010 € million	€ million	Period to 30 June 2009 € million
Cash flows from operating activities				
Net profit/(loss) for the period[1]	193		(710)	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	(3)		(2)	
Interest income	(343)		(522)	
Interest expense and similar charges	50		208	
Net deferral of fees and direct costs	50		46	
Internal taxation	2		2	
Realised gains on share investments and equity derivatives	(15)		(69)	
Unrealised (gains)/losses on share investments and equity derivatives at fair value through profit or loss	(182)		388	
Impairment losses on available-for-sale share investments	33		195	
Realised losses on available-for-sale Treasury assets	-		9	
Unrealised losses on dealing securities	-		(16)	
Fair value movement on capital receivable and associated hedges	62		(85)	
Foreign exchange gains	(1)		(1)	
Depreciation and amortisation	11		8	
Provisions for impairment of Treasury loan investments	10		14	
Gross provisions (release)/charge for Banking loan losses	(10)		354	
	(143)		(181)	
Interest income received	343		619	
Interest expense and similar charges paid	(47)		(190)	
(Increase)/decrease in operating assets:				
Prepaid expenses	(27)		(23)	
Fair value movement on net Treasury assets	468		1,325	
Proceeds from repayments of Banking loans	1,615		1,643	
Proceeds from prepayments of Banking loans	599		122	
Funds advanced for Banking loans	(2,468)		(2,227)	
Proceeds from sale of Banking share investments and equity derivatives	129		130	
Funds advanced for Banking share investments	(412)		(205)	
Net placements (to)/from credit institutions	(47)		750	
Increase/(decrease) in operating liabilities:				
Accrued expenses	14		(64)	
Net cash from operating activities		24		1,699
Cash flows used in investing activities				
Proceeds from repayments of Treasury loans	362		220	
Purchases of Treasury loans	-		(1)	
Proceeds from sale of available-for-sale debt securities	185		2,267	
Purchases of available-for-sale debt securities	(797)		(1,741)	
Proceeds from the redemption of held-to-maturity debt securities	2,805		-	
Purchases of held-to-maturity debt securities	(2,397)		-	
Proceeds from sale of securities held at fair value through profit or loss	381		-	
Purchases of debt securities held at fair value through profit or loss	(499)		-	
Purchase of intangible assets, property, technology and office equipment	(8)		(11)	
Net cash from investing activities		32		734
Cash flows from financing activities				
Capital received	2		26	
Issue of debts evidenced by certificates	7,556		8,446	
Redemption of debts evidenced by certificates	(6,116)		(9,577)	
Net cash from financing activities		1,442		(1,105)
Net increase in cash and cash equivalents		1,498		1,328
Cash and cash equivalents at beginning of the period		1,103		434
Cash and cash equivalents at 30 June		2,601		1,762

Cash and cash equivalents comprise the following amounts maturing within three months	30 June 2010 € million	30 June 2009 € million
Placements with and advances to credit institutions	4,863	4,035
Amounts owed to credit institutions	(2,262)	(2,273)
Cash and cash equivalents at 30 June	2,601	1,762

[1] Operating profit includes dividends of €21 million received for the period to 30 June 2010 (30 June 2009: €22 million).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 June 2010 the Bank's shareholders comprised 61 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defined in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of AFS financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules. The financial statements have been prepared on a going concern basis.

ii Financial statement presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2009. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2009. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2010.

3. Loan investments

	2010 Sovereign loans € million	2010 Non-sovereign loans € million	2010 Total loans € million	2009 Sovereign loans € million	2009 Non-sovereign loans € million	2009 Total loans € million
Operating assets						
At 1 January	**2,264**	**10,861**	**13,125**	2,068	8,862	10,930
Movement in fair value revaluation[1]	**-**	**17**	**17**	-	1	1
Disbursements	**114**	**2,354**	**2,468**	199	2,028	2,227
Repayments and prepayments	**(172)**	**(2,042)**	**(2,214)**	(145)	(1,620)	(1,765)
Foreign exchange movements	**158**	**961**	**1,119**	1	(50)	(49)
Movement in net deferral of front end fees and related direct costs	**(6)**	**(28)**	**(34)**	(7)	(28)	(35)
Written off	**-**	**(5)**	**(5)**	-	-	-
At 30 June	**2,358**	**12,118**	**14,476**	2,116	9,193	11,309
Impairment at 30 June	**(12)**	**(778)**	**(790)**	(11)	(560)	(571)
Total operating assets net of impairment at 30 June	**2,346**	**11,340**	**13,686**	2,105	8,633	10,738

[1] The movement in fair value revaluation relates to those fixed rate loans that form part of a qualifying hedge relationship with a derivative position and as such are re-measured to fair value in respect of interest rate risk.

At 30 June 2010 the Bank categorised 45 loans as impaired, totalling €376 million (31 December 2009: 34 loans totalling €305 million; 30 June 2009: 32 loans totalling €286 million). Specific provisions on these assets amounted to €244 million (31 December 2009: €216 million; 30 June 2009: €164 million).

4. Share investments

	Fair value through profit or loss unlisted share investments € million	Fair value through profit or loss listed share investments € million	**Fair value through profit or loss total share investments € million**	Available-for-sale unlisted share investments € million	Available-for-sale listed share investments € million	**Available-for-sale total share investments € million**	**Total share investments € million**
Outstanding disbursements							
At 31 December 2008	1,452	268	**1,720**	1,223	966	**2,189**	**3,909**
Transfer between classes	(5)	5	-	(3)	3	-	-
Disbursements	134	-	**134**	39	32	**71**	**205**
Disposals	(7)	-	**(7)**	(35)	(3)	**(38)**	**(45)**
Written off	(14)	-	**(14)**	(2)	-	**(2)**	**(16)**
At 30 June 2009	**1,560**	**273**	**1,833**	**1,222**	**998**	**2,220**	**4,053**
At 31 December 2009	1,875	279	**2,154**	1,382	984	**2,366**	**4,520**
Disbursements	276	1	**277**	126	9	**135**	**412**
Disposals	(63)	-	**(63)**	(21)	(7)	**(28)**	**(91)**
Written off	(1)	-	**(1)**	(22)	-	**(22)**	**(23)**
At 30 June 2010	**2,087**	**280**	**2,367**	**1,465**	**986**	**2,451**	**4,818**
Fair value adjustment							
At 31 December 2008	534	56	**590**	115	(250)	**(135)**	**455**
Transfer between classes	-	-	-	(1)	1	-	-
Movement in fair value revaluation	(296)	38	**(258)**	(187)	106	**(81)**	**(339)**
Impairment of available-for-sale share investments	-	-	-	(47)	(148)	**(195)**	**(195)**
At 30 June 2009	**238**	**94**	**332**	**(120)**	**(291)**	**(411)**	**(79)**
At 31 December 2009	28	97	**125**	(57)	146	**89**	**214**
Movement in fair value revaluation	(50)	(12)	**(62)**	76	(90)	**(14)**	**(76)**
Impairment of available-for-sale share investments	-	-	-	(33)	-	**(33)**	**(33)**
At 30 June 2010	**(22)**	**85**	**63**	**(14)**	**56**	**42**	**105**
Fair value at 30 June 2010	**2,065**	**365**	**2,430**	**1,451**	**1,042**	**2,493**	**4,923**
Fair value at 30 June 2009	1,798	367	2,165	1,102	707	1,809	3,974

At 30 June 2010 the Bank categorised 53 available-for-sale share investments as impaired, with outstanding disbursements totalling €990 million (31 December 2009: 46 available-for-sale share investments totalling €982 million; 30 June 2009: 42 available-for-sale share investments totalling €973 million).

5. Primary segment analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

	30 June 2010			30 June 2009		
	Banking € million	**Treasury € million**	**Aggregated € million**	Banking € million	Treasury € million	Aggregated € million
Interest income	310	36	346	347	175	522
Other income/(expense)	195	33	228	(489)	26	(463)
Total segment revenue/(expense)	505	69	574	(142)	201	59
Less interest expense and similar charges	(93)	-	(93)	(241)	(137)	(378)
Allocation of the return on capital	38	5	43	153	17	170
Fair value movement on non-qualifying hedges	6	(68)	(62)	105	(20)	85
Less general administrative expenses	(102)	(6)	(108)	(99)	(6)	(105)
Less depreciation and amortisation	(10)	(1)	(11)	(7)	(1)	(8)
Segment result before provisions	344	(1)	343	(231)	54	(177)
Provision for impairment of loan investments	10	(10)	-	(354)	(14)	(368)
Net profit/(loss) for the period	354	(11)	343	(585)	40	(545)
Transfers of net income approved by the Board of Governors			(150)			(165)
Net profit/(loss) after transfers approved by the Board of Governors			193			(710)
Segment assets	19,366	18,347	37,713	15,158	16,543	31,701
Paid-in capital receivable			18			21
Total assets			37,731			31,722
Segment liabilities						
Total liabilities	191	25,799	25,990	120	20,531	20,651
Capital expenditure	7	1	8	10	1	11

Interest expenses and similar charges and the allocation of the return on capital total €50 million (H1 2009: €208 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.